 Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated April 11, 2018 relating to (1) the consolidated financial statements of Baozun Inc., its subsidiaries and variable interest entity (collectively, the “Group”) and the financial statement schedule of Baozun Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the translation of Renminbi amounts into United States dollar amounts for the convenience of the readers in the United States of America), and (2) the effectiveness of the Group’s internal control over financial reporting, appearing in the Annual Report on Form 20-F of Baozun Inc. for the year ended December 31, 2017.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 18, 2018